April 27, 2010

VIA EDGAR

Rebecca A. Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Life Insurance Company Separate Account B
Principal Life Insurance Company
Post-Effective Amendment No. 16 Under the Securities Act of 1933
Amendment No. 129 Under the Investment Company Act of 1940
File Nos. 333-116220 & 811-02091

Dear Ms. Marquigny:

This letter is in response to the comments provided by the staff of the Securities and Exchange
Commission (the “Commission”), which were communicated to Heather Harker of the Dykema
Gossett PLLC via telephone on April 9, 2010, regarding Post-Effective Amendment No. 16 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 129 under the Investment
Company Act of 1940 to the registration statement filed on Form N-4 (the “Post-Effective
Amendment”). The Post-Effective Amendment was filed with the Commission on March 1,
2010 pursuant to Rule 485(a) under the 1933 Act. Capitalized terms have the same meanings given them in the Post-Effective Amendment. Changes in response to staff comments as described below will be made by the registrant in a post-effective amendment to the registration statement that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act.

The Company’s response to the staff’s comments are set forth below. For convenience, each response is preceded by the applicable staff comment. Page number references are from the
February 4, 2010 comment letter from the Staff in response to Post-Effective Amendment No. 15 to the registration statement; such comments may be amended to reflect those received on April
9, 2010.

RESPONSES TO STAFF COMMENTS

COMMENT 6.	Transaction Fee Table (p. 8).

(b) State Premium Taxes. The state premium tax charge presentation is confusing. If the charge depends on what each state assesses, is the reference to “guaranteed” maximum accurate? Is 3.5% the maximum premium tax charge Registrant would pass on to contract owners?

Ms. Rebecca Marquigny
April 27, 2010

RESPONSE: Registrant has provided further disclosure regarding the state premium tax charge in a note in the Contract owner transactions expenses chart. The additional language is as follows: “NOTE: We do not currently assess premium taxes for any Contract issued, but reserve the right in the future to assess up to 3.5% of premium payments made for Contract owners in those states where a premium tax is assessed.”

COMMENT 8.	Optional Rider Charges (pp. 9, 11).

(c) Quarterly Charges. The annualized figures presented for some of the charges (e.g., GMWB 2-SL Rider and GMWB 2 SL/JL Rider) do not identify the base value to which the percentage applies. The table should state that the charge is a percentage of the base number (account value, investment back withdrawal benefit base, etc.). Also, please revise the corresponding footnote disclosure to make clear whether the quarterly deduction is based on the average value for the base number over the quarter, or the actual base charge value on the last day of the quarter instead. If correct, the revised footnote should indicate that the maximum charge is the sum of the 4 quarterly charges and could be higher than a charge based on the average annual base value.
The corresponding Item 6 disclosure should explain this as well.

RESPONSE: Registrant has revised the corresponding footnote disclosure to replace the word “different” with the word “higher”.

COMMENT 9.	Portfolio Expenses (p. 10). Please confirm that the portfolio expense ranges do not reflect fee waivers or amend accordingly. Also, please disclose whether the fees in the table reflect the expenses of the underlying funds for funds subject to a fund of funds structure. Finally, confirm that the figures presented comply with Instruction 17(a) to Item 3 of Form N-4.

RESPONSE:	We have revised the Minimum and Maximum Annual Underlying Mutual
Fund Operating Expenses chart to show the minimum and maximum with and without the fee waivers and expense reimbursements. Registrant confirms that the fees in the chart reflect the expenses of the underlying funds for those funds subject to a fund of funds structure. Also, Registrant confirms that the figures presented comply with Instruction 17(a) to Item 3 of Form N-4. Last, the new charts for the minimum and maximum fund expenses are shown in
Attachment A to this letter.

COMMENT 10.	Expense Examples (p. 12). Please clarify (c) no additional charges attributable to the credit provided by the Premium Payment Credit Rider (e.g., if the credit was $100, the charges are not based on an investment of $10,100).

RESPONSE: Registrant represents that the example in the registration statement does not include the credit for the Premium Payment Credit Rider.

Ms. Rebecca Marquigny
April 27, 2010

However, the example numbers do include the rider’s expenses. Finally,
Registrant has revised the bullet point regarding the Premium Payment Credit
Rider to read as follows:

The Premium Payment Credit Rider is added to the Contract at issue, if elected, and the Premium Payment Credit Rider surrender charge schedule is applied. Because the premium payment credit is not added to the accumulated value in the examples, the actual costs would be higher.

COMMENT 15.	The Contract (p. 16). Please revise the 3rd paragraph to remove any implication that an investor may not rely upon the prospectus as a document that describes all the material rights and features of the policy.

RESPONSE: Registrant has deleted the following sentence: “The following descriptions are based on provisions of the Contract offered by this prospectus.”

COMMENT 21.	The Annuitization Period (p. 27).

(b) Partial Annuitization. Please place the first paragraph under this heading in boldface type or use some other method to draw attention to the disclosure describing who can not partially annuitize. In addition, consider adding qualifying language to the partial annuitization references in the 2nd to last paragraph on page 28.

RESPONSE: Registrant has reorganized and merged the first two paragraphs under this heading and placed in boldface type. The language reads as follows:

Partial Annuitization

If your Contract was issued on or after the later of May 20, 2006, or the date on which the issue state approved the partial annuitization endorsement, you have the right to partially annuitize a portion of your accumulated value. If your Contract was issued prior to May 20,
2006, or prior to the date the issue state approved the partial annuitization endorsement, partial annuitization is not available and all references to “partial annuitization” within this prospectus do not apply to your Contract. A full list of states in which partial annuitization is available may be obtained from your registered representative or by calling us at 1-800-852-4450.

COMMENT 33.	Covered Life Change (pp. 44-45).

(a) Joint to Single Life. If Paragraph 4(c) on page 45 means that the withdrawal benefit percentage does not change but the payments are treated

Ms. Rebecca Marquigny
April 27, 2010

as “Single Life” payments, please state this directly. If there are additional tax implications related to this “Joint Life” to “Single Life” type of conversion, indicate this as well.

RESPONSE: Registrant clarifies to the Staff that certain covered life charges will not require an ownership charge. Therefore, the covered life charge section is not the same as the termination and reinstatement of the rider section. However, Registrant added the following language to the fourth bullet of the termination and reinstatement of the rider section: “or due to the removal/addition of a joint life as described in Covered Life Change.”

COMMENT 34.	Effect of Withdrawals (p. 45).

(b) Effect on Withdrawal Benefit Base The 3rd and 4th paragraphs seem to say contradictory things about when the withdrawal benefit base is affected by a withdrawal. For an excess withdrawal, is the remaining withdrawal benefit base immediately reduced or does it stay the same until the next contract anniversary? Please reconcile.

RESPONSE: Registrant has revised the Excess Withdrawal section. The revised language is provided in Attachment B to this letter.

COMMENT 35.	Excess Withdrawals (p. 46).

(b) Effect on Withdrawal Benefit Base/Remaining Withdrawal Benefit Base.
Please clarify the practical effect of the difference between these two calculations. [New comment received April 9, 2010 was please add clarifying disclosure to prospectus.]

RESPONSE: Please see the new Excess Withdrawal section provided in
Attachment B to this letter.

(c) Note. Please explain the first note in greater detail. Specifically, does this mean that early withdrawals are treated as excess withdrawals under the
Investment Back withdrawal option as well? If so, please state this prominently in the summary of the Investment Back Withdrawal Option on page 41. If correct, also add cautionary disclosure explaining the circumstances in which early withdrawals could be inconsistent with the purpose of Investment Back withdrawal option (i.e., “to allow a more rapid recovery of your premium payment”). See “Investment Back Withdrawal
Option,” p. 41. [New comment received April 9, 2010 was please add clarifying disclosure to prospectus.]

RESPONSE: Please see the new Excess Withdrawal section provided in
Attachment B to this letter.

Ms. Rebecca Marquigny
April 27, 2010

COMMENT 44.	Appendix B - GMWB Investment Options (pp. 93-97).

(b) GMWB Select Models. If correct, please clarify that these models are not available for contracts purchased after the 11/21/08 availability date. If this is not correct, identify the contracts for which this disclosure is relevant.

RESPONSE: Appendix B has been amended to state “GMWB Select Models are not available for Contracts issued on or after November 21, 2008.” The model in question is still available to contracts issued prior to November 21,
2008, provided, the contract owner does not transfer from that model into a new model.

COMMENT 45.	Appendix C - GMWB 2-SL/JL Examples (pp. 98-106).

(b) Additional Example. Please provide at least one example showing how the
Benefit Payment Percentage for both Investment Back and For Life options is calculated when the first withdrawal occurs before the oldest owner is 59 1/2.
[New comment received April 9, 2010 was please add disclosure that the action the contract owner takes will determine what benefits the contract owner receives.]

RESPONSE: Registrant added the following sentence to Appendix C: “The owner’s actions determine the benefits received.”

* * *

Please feel free to call me at (515) 362-2384 with any questions or comments.

Sincerely,

Jeffrey M. Pierick
Counsel - Law Department
Principal Financial Group
S-006-W86
711 High Street
Des Moines, IA 50392
Direct (515) 362-2384
FAX (866) 496-6527
pierick.jeff@principal.com

Attachment A

This table shows the minimum and maximum total operating expenses charged by the underlying mutual funds that you may pay periodically during the time that you own the Contract. More detail concerning the fees and expenses of each underlying mutual fund is contained in its prospectus.

Minimum and Maximum Annual Underlying Mutual Fund Operating Expenses
as of December 31, 2009

	Minimum	Maximum
Total annual underlying mutual fund operating	0.27%	2.47%
expenses (expenses that are deducted from
underlying mutual fund assets, including
management fees, distribution and/or service (12b-
1) fees and other expenses)*
* Some of the funds available are structured as “fund of funds”. A fund of funds is a mutual fund that invests primarily in a portfolio of other mutual funds. The expenses shown include the total fees and expenses of the fund of funds, including the acquired fund fees and expenses of such fund of funds.

The minimum and maximum underlying mutual fund operating expenses above reflect the contractual waivers applied to some underlying mutual funds. Refer to underlying mutual fund prospectuses for expense information.

Attachment B

Excess Withdrawals

Any withdrawals that exceed the available withdrawal benefit payments for either withdrawal option are excess withdrawals.

Excess withdrawals reduce withdrawal benefit payments, the withdrawal benefit bases, and the remaining withdrawal benefit bases for the two withdrawal options. The reductions can be greater than dollar-for-dollar when the Contract accumulated value is less than the applicable rider withdrawal benefit base at the time of the excess withdrawal, as shown below.

The Investment Back withdrawal option permits larger payment to you than the For Life withdrawal option. As a result, if you take a withdrawal in an amount permitted under the
Investment Back withdrawal option, that withdrawal will be an excess withdrawal to the extent that it exceeds the applicable For Life withdrawal benefit payment.

Effect on withdrawal benefit base. Excess withdrawals will reduce each of the withdrawal benefit bases in an amount equal to the greater of:
· the excess withdrawal, or
· the result of (a divided by b) multiplied by c, where:

a = the amount withdrawn that exceeds the available withdrawal benefit payment prior to the withdrawal;
b = the Contract accumulated value after the withdrawal benefit payment is deducted, but prior to deducting the amount of the excess withdrawal; and
c = the withdrawal benefit base prior to the adjustment for the excess withdrawal.

Effect on remaining withdrawal benefit base. Excess withdrawals will reduce each of the remaining withdrawal benefit bases in an amount equal to the greater of:
· the excess withdrawal, or
· the result of (a divided by b) multiplied by c, where:

a = the amount withdrawn that exceeds the available withdrawal benefit payment prior to the withdrawal;
b = the Contract accumulated value after the withdrawal benefit payment is deducted, but prior to deducting the amount of the excess withdrawal; and
c = the remaining withdrawal benefit base prior to the adjustment for the excess withdrawal.

NOTE:	All withdrawals taken prior to the date that the oldest owner (oldest annuitant, if applicable) has met the For Life age eligibility requirement are excess withdrawals.

NOTE:	For riders issued prior to March 25, 2008, on qualified contracts, withdrawals taken prior to November 22, 2008, to satisfy the required minimum distribution for a Contract that exceed the applicable withdrawal benefit payment, will be deemed excess withdrawals. (See Required Minimum Distribution, below.)